SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 11, 2023

KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Explanatory Note

This Form 6-K is an update to KT Corporation’s filing of Form 6-K on June 17, 2022 related to “Charges of Embezzlement.” On October 11, 2023, the Seoul Central District Court issued its first trial decision against 10 former and current executive officers of KT Corporation (“Company”). The Company is providing details of such decision by the Seoul Central District Court.

Charges of Embezzlement

1. Details of Suspicion		• The Seoul Central District Court issued its first trial decision against 10 former and current executive officers of the Company on charges of embezzlement at work.
• Subject : Former Representative Director, Hyeon-mo Ku, and nine other current and former executive officers
• Details of the first trial decision: Imposition of fines for charges of embezzlement at work (aggregate fine amount of Won 28,000,000)

•   The Seoul Central District Court issued its first trial decision against four former regulatory affairs officers on charges of embezzlement at work.

•  One officer was sentenced to a suspended prison term of eight months on probation for two years, and the other three officers were sentenced to a suspended prison term of six months on probation for two years.

2. Embezzlement Amount	Embezzlement Amount	Won 437,900,000
	Total Equity of the Company	Won 16,567,161,000,000
	Embezzlement Amount as a Percentage of the Company’s Total Equity	0.003%
	Whether the Company is Classified as a Large-scale Corporation	Yes

3. Actions to be taken		The Company will continue to monitor the progress of all related proceedings in the future.

4. Determination Date		October 11, 2023

5. Confirmation Date		October 11, 2023
6. Additional Details Relevant to Investment Consideration

•   This disclosure is based on the first trial decision and may change depending on whether there will be an appeal and the outcome of such appeal.

•   The sentencing terms of the four former regulatory officers mentioned in this disclosure were finalized without further appeal.

• “Total Equity of the Company” in Item 2 above is based on the consolidated financial statements as of year-end in 2021.

•   “Embezzlement Amount” specified in Item 2 above is the embezzlement amount of four former regulatory affairs officers of the Company.

•   Of such total amount, Won 124 million was related to the ten former and current executive officers, as stated in the first trial decision.

•   “Determination Date” in Item 4 above refers to the date the judgment against 10 former and current executive officers of the Company was issued, and does not indicate the date on which the decision was finalized.

•   “Confirmation Date” in Item 5 above refers to the date the judgment against 10 former and current executive officers of the Company was confirmed by the Company, and does not indicate the date on which the decision was finalized.

		ø Related Prior SEC Disclosure	Form 6-K related to “Charges of Embezzlement” on June 17, 2022